May 14, 2024

Via EDGAR (correspondence)

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	HealthStream, Inc. Form 8-K filed on February 20, 2024 SEC Correspondence dated May 6, 2024

Dear Division of Corporation Finance:

HealthStream, Inc. (the “Company”) has received your letter dated May 6, 2024, which contained a comment based on your review of the above-referenced Current Report on Form 8-K. We respectfully submit our response to your comment. For your convenience, we have repeated your comment in its entirety followed by our response.

Form 8-K filed on February 20, 2024

Exhibit 99.1

Financial Outlook for 2024, page 3

1.

We noted your presentation of projected adjusted EBITDA for 2024 Financial Outlook in Exhibit 99.1 without the presentation of the most comparable GAAP measure, projected net income. Your presentation appears to give greater prominence to the non-GAAP measure and does not comply with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures which requires you to present the most directly comparable GAAP measure with equal or greater prominence. Please revise your future presentations to comply.

Response:

This letter serves as confirmation that, in future earnings releases (or other filings subject to Item 10(e)(1)(i)(A) of Regulation S-K), where the Company presents projected adjusted EBITDA, the Company will present projected net income (the most comparable GAAP measure) prior to presenting projected Adjusted EBITDA to comply with the equal prominence requirements set forth in Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

If you would like to discuss further, please feel free to contact me at 615-369-8971 or sneha.oakley@healthstream.com

Sincerely, /s/ Sneha Oakley Sneha Oakley General Counsel

Cc:          Scott A. Roberts (via e-mail)